WRL LETTERHEAD

October 30, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WRL Series Life Account
Pre-Effective Amendment No. 2 to Registration Statement
on Form N-6 for the WRL Xcelerator Focus and WRL Xcelerator Exec
File Nos. 333-152446/811-04420

Attn: Craig Ruckman

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as Registrant and Principal Underwriter for the WRL Xcelerator FocusSM and WRL Xcelerator ExecSM variable life insurance policies (the “Policies”) of the Registrant, hereby requests acceleration of the effective date of the above-referenced Registration Statement filed on Form N-6/A to October 30, 2008, or as soon thereafter as reasonably practicable.

WRL SERIES LIFE ACCOUNT
(Registrant)

By: WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO (“WRL”)

TRANSAMERICA CAPITAL, INC. (“TCI”)
(Principal Underwriter)

Arthur D. Woods
Vice President and Senior Counsel of WRL
Assistant Vice President of TCI